Exhibit 99.(a)(1)(K)

TO:	All -based Intersil Employees Eligible to Participate in the Stock Option Exchange Program
FROM:
DATE:
RE:	Intersil Stock Option Exchange Program – Communication Meetings Invitation

As a reminder to our email from last week regarding Intersil’s Stock Option Exchange Program, we are pleased to invite you to join us in one of the following meetings in our                      offices.

You should carefully read the information contained in the Offer to Exchange document distributed to you, as well as the information located on the Stock Option Exchange Program website available at https://www.corp-action.net/intersil. You are encouraged to consult your own outside tax, financial and legal advisors before you make any decision regarding participation in the Stock Option Exchange Program. Participation involves certain risks, some of which are discussed in the “Risk Factors” section of the Offer to Exchange document. No one from Intersil, BNY Mellon or any other entity is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

Location (in person)	Date	Time (Local to location)